UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 2, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 2, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for August 2014

Mumbai, September 2, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for AUGUST’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUGUST 2013	AUGUST 2014	AUGUST 2013	AUGUST 2014	AUGUST 2013	AUGUST 2014
Micro	NANO	2030	769	2081	758	1	0
Compact	INDICA, INDICA VISTA, INDIGO CS	8716	7211	6437	7392	752	150
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	307	48	243	79	47	87
UV1	SUMO	1831	1309	1685	1455	97	100
UV2	SAFARI, SUMO GRANDE, MOVUS	709	874	598	983	53	26
UV3	ARIA, XENON	85	259	18	245	65	0
V1	VENTURE	580	98	502	63	0	0
V2	ACE MAGIC, MAGIC IRIS	6638	2605	6409	2422	18	29
N1- A1	ACE, ACE EX, ACE Zip	12721	9858	11455	9378	1318	1232
N1- A2	Super ACE, TATA207, XENON, Winger DV	4939	2162	4130	1837	883	860
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	409	406	250	311	0	28
M2- A2	Winger 14 seats, SFC407, CityRide	210	236	242	221	3	22
N2- A1	SFC407, LPT407	1121	770	1314	1258	81	38
N2- A2	SFC709, LPT709	924	917	326	219	201	213
N2- A3	LPT9109	713	567	259	232	137	211
N2- A4	LPT1109	370	246	1125	891	120	71
M3- A2	LP709, SFC410, LP410	1057	714	778	641	327	319
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	422	341	511	432	6	28
M3- C2	LPO1512, LPO1612, Starbus, Divo	765	780	754	542	194	255
N3- A1	LPT1613, LPK1616, SK1613	2823	2952	1414	1423	441	400
N3- B1(a)	LPT2518, LPK2518	2455	2622	1941	2364	118	202
N3- B1(b)	LPT3118	2005	2396	1719	2137	13	101
N3- B2(b)	LPS3518. LPS3015, LPS3516	150	405	176	317	0	0
N3- B2(d)	LPS4018, LPS4023	445	988	328	742	18	69
N3- B2(e)	LPS4928	41	96	22	61	1	39

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	166	268	226	215	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.